Exhibit 99.1

Qfin Holdings Announces Second Quarter and Interim 2026 Unaudited Financial Results and Declares Semi-Annual Dividend

Shanghai, China, August 25, 2026, Qfin Holdings, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qfin Holdings” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2026 and declared its semi-annual dividend.

Second Quarter 2026 Business Highlights

•	As of June 30, 2026, our platform has connected 168 financial institutional partners and 301.8 million consumers*1 with potential credit needs, cumulatively, an increase of 9.4% from 275.8 million a year ago.
•	Cumulative users with approved credit lines*2 were 65.6 million as of June 30, 2026, an increase of 9.0% from 60.2 million as of June 30, 2025.
•	Cumulative borrowers with successful drawdown, including repeat borrowers, was 39.9 million as of June 30, 2026, an increase of 8.5% from 36.8 million as of June 30, 2025.
•	In the second quarter of 2026, financial institutional partners originated 11,554,533 loans*3 through our platform.
•	Total facilitation and origination loan volume*4 was RMB63,377 million, a decrease of 25.1% from RMB84,609 million in the same period of 2025. RMB31,343 million of such loan volume was under capital-light model, Intelligence Credit Engine (“ICE”) and total technology solutions*5, a decrease of 10.5% from RMB35,032 million in the same period of 2025.
•	Total outstanding loan balance*6 was RMB107,562 million as of June 30, 2026, a decrease of 23.2% from RMB140,080 million as of June 30, 2025. RMB53,983 million of such loan balance was under capital-light model, “ICE” and total technology solutions, a decrease of 24.5% from RMB71,530 million as of June 30, 2025.
•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the second quarter of 2026 was approximately 11.6 months, compared with 10.3 months in the same period of 2025.
•	90 day+ delinquency rate*7 of loans originated by financial institutions across our platform was 2.83% as of June 30, 2026.
•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the second quarter of 2026 was 89.4%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 742,821 loans across “V-pocket”, and 10,811,712 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period.

5 “ICE” is an open platform primarily on our “Qifu Jietiao” APP (previously known as “360 Jietiao”), we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk.

Under total technology solutions, we have been offering end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model since 2023.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, excluding loans delinquent for more than 180 days.

7 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and total technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Second Quarter 2026 Financial Highlights

•	Total net revenue was RMB3,566.6 million (US$525.6 million), compared to RMB3,909.3 million in the prior quarter.
•	Net income was RMB401.4 million (US$59.2 million), compared to RMB879.8 million in the prior quarter.
•	Non-GAAP*9 net income was RMB454.9 million (US$67.0 million), compared to RMB945.9 million in the prior quarter.
•	Net income per fully diluted American depositary share (“ADS”) was RMB3.28 (US$0.48), compared to RMB7.16 in the prior quarter.
•	Non-GAAP net income per fully diluted ADS was RMB3.72 (US$0.55), compared to RMB7.70 in the prior quarter.

9 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP net income attributed to the Company, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qfin Holdings, commented, “In the second quarter, we navigated a challenging market environment marked by continued industry contraction, tighter regulatory oversight, and a sudden industry-wide liquidity shock in late June. Despite these headwinds, we made steady progress in solidifying our user base, refining our risk models, and enhancing operational efficiency, and delivered improved risk and operational metrics.

Looking ahead, we expect industry adjustments to continue, with funding conditions and risk management likely to remain under pressure. In response, we will adopt an even more prudent approach to growth, risk, and capital allocation to preserve our resilience through the cycle.

We are advancing our overseas expansion strategy with discipline, carefully calibrating risk and capital deployment to ensure attractive returns. At the same time, we are transforming into an AI-native organization—not only to drive efficiency, but to create lasting organizational leverage.

As the industry undergoes its inevitable shakeout, we are confident that our disciplined approach will position us not just to endure, but to emerge stronger after the dust settles in the future.”

“As industry adjustment deepens and market volatility increases, we maintained an unwavering focus on asset quality and operational efficiency. In the quarter, total net revenue reached RMB3.57 billion, with Non-GAAP net income of RMB454.9 million,” Mr. Alex Xu, Chief Financial Officer, commented. “We generated RMB1.1 billion in cash from operations. Total cash*10 and short-term investment stood at approximately RMB10.6 billion at the end of the second quarter. Our strong financial position gives us the flexibility to navigate this challenging market environment and advance our long-term growth strategy. At the same time, we are taking a more prudent approach to capital deployment, with a continued focus on operational refinement to drive better efficiency.”

Mr. Yan Zheng, Chief Risk Officer, added, “In this quarter, we delivered steady improvement in our risk metrics, reflecting our ongoing efforts to adapt and strengthen our risk strategies amid shifting market conditions. Among key leading indicators, Day-1 delinquency rate*11 was 5.6% in the second quarter, and 30-day collection rate*12 was 88.1%. In recent months, with industry-wide funding constraints driving up risk volatility, we are responding decisively—tightening our risk standards, upgrading our user mix, and fine-tuning our collection efforts to reduce our overall risk exposure.”

10 Including “Cash and cash equivalents”, “Restricted cash” and “Security deposit prepaid to third-party guarantee companies”.

11 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

12 “30-day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Second Quarter 2026 Financial Results

Total net revenue was RMB3,566.6 million (US$525.6 million), compared to RMB5,215.9 million in the same period of 2025, and RMB3,909.3 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,596.7 million (US$382.7 million), compared to RMB3,565.5 million in the same period of 2025, and RMB2,957.4 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB74.4 million (US$11.0 million), compared to RMB460.9 million in the same period of 2025 and RMB136.2 million in the prior quarter. The year-over-year and sequential decreases were primarily due to lower capital-heavy loan facilitation volume.

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Financing income*13 was RMB1,839.9 million (US$271.2 million), compared to RMB2,205.0 million in the same period of 2025 and RMB2,021.6 million in the prior quarter. The year-over-year decrease was primarily due to lower loan pricing, partially offset by growth in the average outstanding balance of on-balance-sheet loans. The sequential decrease was mainly driven by declines in both the average outstanding balance and pricing of on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB658.7 million (US$97.1 million), compared to RMB805.3 million in the same period of 2025, and RMB752.6 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in average outstanding balance of off-balance-sheet capital-heavy loans.

Other services fees were RMB23.8 million (US$3.5 million), compared to RMB94.5 million in the same period of 2025, and RMB47.0 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decline in the late payment fees under the credit driven services.

Net revenue from Platform Services was RMB969.8 million (US$142.9 million), compared to RMB1,650.3 million in the same period of 2025 and RMB951.9 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB201.7 million (US$29.7 million), compared to RMB326.8 million in the same period of 2025 and RMB211.1 million in the prior quarter. The year-over-year decrease was primarily due to the decline in the average outstanding balance of capital-light loans and the lower revenue sharing ratio. The sequential decrease was mainly due to the lower revenue sharing ratio, partially offset by higher capital-light loan facilitation volume.

Referral services fees were RMB370.8 million (US$54.6 million), compared to RMB986.4 million in the same period of 2025 and RMB475.7 million in the prior quarter. The year-over-year and sequential decreases were primarily driven by the decline in loan facilitation volume through ICE.

Other services fees were RMB397.4 million (US$58.6 million), compared to RMB337.1 million in the same period of 2025 and RMB265.2 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increase in other post-loan services under the platform services.

Total operating costs and expenses were RMB2,405.6 million (US$354.5 million), compared to RMB3,079.7 million in the same period of 2025 and RMB2,930.5 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB676.1 million (US$99.6 million), compared to RMB781.0 million in the same period of 2025 and RMB817.3 million in the prior quarter. The year-over-year decrease was in line with the changes in total loan facilitation volume. The sequential decrease was mainly driven by lower collection fees.

Funding costs were RMB129.0 million (US$19.0 million), compared to RMB142.1 million in the same period of 2025 and RMB128.3 million in the prior quarter. The year-over-year decrease was mainly due to lower average costs of ABS issuance and the decline in funding from ABS.

Sales and marketing expenses were RMB396.8 million (US$58.5 million), compared to RMB662.7 million in the same period of 2025 and RMB455.9 million in the prior quarter. The year-over-year and sequential decreases were primarily due to our prudent approach to customer acquisition amid challenging market conditions.

General and administrative expenses were RMB136.6 million (US$20.1 million), compared to RMB175.9 million in the same period of 2025 and RMB158.6 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decline in share-based compensation.

Provision for loans receivable was RMB931.5 million (US$137.3 million), compared to RMB773.8 million in the same period of 2025 and RMB1,234.7 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile and changes in the on-balance-sheet loan origination volume.

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Provision for financial assets receivable was RMB17.8 million (US$2.6 million), compared to RMB66.6 million in the same period of 2025 and RMB21.0 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in capital-heavy loan facilitation volume and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB120.3 million (US$17.7 million), compared to RMB79.9 million in the same period of 2025 and RMB20.4 million in the prior quarter. The year-over-year and sequential increases reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile and the collectability of its accounts receivable.

Provision for contingent liabilities was RMB-2.7 million (US$-0.4 million), compared to RMB397.6 million in the same period of 2025 and RMB94.4 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in capital-heavy loan facilitation volume and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB1,161.0 million (US$171.1 million), compared to RMB2,136.2 million in the same period of 2025 and RMB978.9 million in the prior quarter.

Non-GAAP income from operations was RMB1,214.5 million (US$179.0 million), compared to RMB2,254.7 million in the same period of 2025 and RMB1,045.0 million in the prior quarter.

Operating margin was 32.6%. Non-GAAP operating margin was 34.1%.

Income before income tax expense was RMB1,092.5 million (US$161.0 million), compared to RMB2,172.0 million in the same period of 2025 and RMB1,140.5 million in the prior quarter.

Income taxes expense was RMB691.1 million (US$101.9 million), compared to RMB441.5 million in the same period of 2025 and RMB260.7 million in the prior quarter.

The Company accrued a non-recurring tax-related expense of approximately RMB500 million in the second quarter, which was caused by a change in tax treatment of certain entities based on the updated interpretation of related tax regulations by the tax authorities.

Net income was RMB401.4 million (US$59.2 million), compared to RMB1,730.5 million in the same period of 2025 and RMB879.8 million in the prior quarter.

Non-GAAP net income was RMB454.9 million (US$67.0 million), compared to RMB1,849.0 million in the same period of 2025 and RMB945.9 million in the prior quarter.

Net income margin was 11.3%. Non-GAAP net income margin was 12.8%.

Net income attributed to the Company was RMB405.9 million (US$59.8 million), compared to RMB1,734.0 million in the same period of 2025 and RMB883.3 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB459.4 million (US$67.7 million), compared to RMB1,852.5 million in the same period of 2025 and RMB949.4 million in the prior quarter.

Net income per fully diluted ADS was RMB3.28 (US$0.48).

Non-GAAP net income per fully diluted ADS was RMB3.72 (US$0.55).

Weighted average basic ADS used in calculating GAAP net income per ADS was 121.77 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 123.61 million.

Ordinary shares outstanding as of June 30, 2026 was 243,165,684.

13 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

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30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and total technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Appointment of a New Independent Director

The board of directors of the Company (the “Board”) has approved the appointment of Prof. Dong Lou as an independent director of the Company, effective on August 25, 2026.

Prof. Dong Lou has served as a Chair Professor of Finance at the Hong Kong University of Science and Technology Business School since 2024, where he also holds the Citi Professorship in Business. He has served as the Director of the HKUST Institute for Financial Research and Associate Dean (Strategic Planning and Research) of the HKUST Business School since 2024. Prof. Lou also served as a Professor of Finance at the London School of Economics and Political Science from 2022 to 2025, having previously served as an Associate Professor from 2015 to 2022 and an Assistant Professor from 2009 to 2015. He currently serves as an Associate Editor of the Journal of Finance, the Journal of Financial Economics, and Management Science. Prof. Lou is a Council Member of the Society for Financial Studies, an Advisor to the Hong Kong Institute for Monetary and Financial Research, a Co-Director of the HKUST-DXM Joint Laboratory on AI in Finance, a Research Fellow at the Centre for Economic Policy Research, and a Senior Fellow of the Asian Bureau of Finance and Economic Research. Prof. Lou received his Ph.D. in Finance from Yale University in 2009 and his B.S. in Computer Science, Summa Cum Laude, from Columbia University in 2004.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qfin Holdings, said “We are honored to welcome Prof. Lou to join the Board and look forward to the contributions his talents and experience will bring to our Board and our operations.”

Semi-Annual Dividend for the First Half of 2026

The Board has approved a dividend of US$0.23 per Class A ordinary share, or US$0.46 per ADS for the first half of 2026 to holders of record of Class A ordinary shares and ADSs as of the close of business on September 9, 2026 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy. For holders of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 4:30 p.m. on September 9, 2026 (Hong Kong Time). The payment date is expected to be on September 28, 2026 for holders of Class A ordinary shares and on or around October 1, 2026 for holders of ADSs.

Update on Share Repurchase

On March 25, 2025, the Board approved a share repurchase plan (the “March 2025 Share Repurchase Plan”) whereby the Company is authorized, with no definitive term, to use the net proceeds of approximately US$677 million from the offering of convertible senior notes due 2030 to repurchase its ADSs and/or Class A ordinary shares.

As of August 25, 2026, the Company had in aggregate purchased approximately 5.6 million ADSs concurrently with the pricing of the offering of the convertible senior notes and on the open market, for a total amount of approximately US$234 million (inclusive of commissions) at an average price of US$41.8 per ADS pursuant to the March 2025 Share Repurchase Plan.

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Business Outlook

As macro environment uncertainties and regulatory pressure persist, the Company intends to take an even more prudent approach in its business planning. As such, for the third quarter of 2026, the Company expects to generate a net income between RMB360 million and RMB460 million and a non-GAAP net income*14 between RMB400 million and RMB500 million, representing a year-on-year decline between 67% and 73%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

14 Non-GAAP net income represents net income excluding share-based compensation expenses.

Conference Call Preregistration

Qfin Holdings’ management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, August 25, 2026 (8:30 AM Beijing Time on Wednesday, August 26, 2026).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://s1.c-conf.com/diamondpass/10056626-hxqxg1.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at https://ir.qfin.com.

About Qfin Holdings

Qfin Holdings is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qfin.com.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qfin Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qfin Holdings’ filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qfin Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qfin Holdings

E-mail: ir@qfin.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,696,817	4,118,956	607,059
Restricted cash	2,844,101	3,561,676	524,926
Short term investments	2,852,254	2,695,699	397,297
Security deposit prepaid to third-party guarantee companies	325,698	257,935	38,015
Funds receivable from third party payment service providers	848,163	92,973	13,703
Accounts receivable and contract assets, net	950,267	482,948	71,178
Financial assets receivable, net	1,510,205	874,950	128,952
Loans receivable, net	34,680,954	28,993,314	4,273,086
Prepaid expenses and other assets	772,999	1,336,730	197,010
Total current assets	49,481,458	42,415,181	6,251,226
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	21,992	16,595	2,446
Financial assets receivable, net-noncurrent	209,459	91,926	13,548
Loans receivable, net-noncurrent	4,002,159	7,189,399	1,059,586
Property and equipment, net	636,994	640,894	94,456
Land use rights, net	966,582	955,882	140,880
Intangible assets	10,670	10,073	1,485
Goodwill	45,200	45,166	6,657
Deferred tax assets	1,379,933	1,567,040	230,953
Other non-current assets	195,348	159,081	23,446
Total non-current assets	7,468,337	10,676,056	1,573,457
TOTAL ASSETS	56,949,795	53,091,237	7,824,683

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	9,922,559	11,003,442	1,621,707
Accrued expenses and other current liabilities	2,935,726	2,899,533	427,338
Short term loans	1,202,891	2,184,000	321,882
Convertible senior notes-current	1,019,130	-	-
Guarantee liabilities-stand ready	2,314,865	1,438,008	211,936
Guarantee liabilities-contingent	1,872,149	969,009	142,814
Income tax payable	1,083,176	1,059,890	156,208
Other tax payable	9,333	-	-
Total current liabilities	20,359,829	19,553,882	2,881,885
Non-current liabilities:
Deferred tax liabilities	320,149	330,932	48,773
Payable to investors of the consolidated trusts-noncurrent	9,930,000	7,049,800	1,039,012
Convertible senior notes	1,583,213	760,750	112,121
Other long-term liabilities	599,561	611,485	90,122
Total non-current liabilities	12,432,923	8,752,967	1,290,028
TOTAL LIABILITIES	32,792,752	28,306,849	4,171,913
TOTAL QFIN HOLDINGS, INC EQUITY	24,114,915	24,750,320	3,647,749
Noncontrolling interests	42,128	34,068	5,021
TOTAL EQUITY	24,157,043	24,784,388	3,652,770
TOTAL LIABILITIES AND EQUITY	56,949,795	53,091,237	7,824,683

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	3,565,549	2,596,712	382,708	6,676,415	5,554,121	818,576
Loan facilitation and servicing fees-capital heavy	460,858	74,362	10,960	890,633	210,582	31,036
Financing income	2,204,963	1,839,891	271,166	4,022,184	3,861,502	569,115
Revenue from releasing of guarantee liabilities	805,272	658,682	97,078	1,583,494	1,411,280	207,997
Other services fees	94,456	23,777	3,504	180,104	70,757	10,428
Platform services	1,650,346	969,845	142,938	3,230,177	1,921,768	283,233
Loan facilitation and servicing fees-capital light	326,829	201,712	29,729	700,538	412,813	60,841
Referral services fees	986,396	370,760	54,643	1,991,018	846,429	124,748
Other services fees	337,121	397,373	58,566	538,621	662,526	97,644
Total net revenue	5,215,895	3,566,557	525,646	9,906,592	7,475,889	1,101,809
Facilitation, origination and servicing	781,029	676,097	99,644	1,495,521	1,493,363	220,094
Funding costs	142,118	129,016	19,015	264,775	257,317	37,924
Sales and marketing	662,685	396,832	58,486	1,254,180	852,755	125,681
General and administrative	175,879	136,640	20,138	372,361	295,288	43,520
Provision for loans receivable	773,849	931,517	137,289	1,597,036	2,166,181	319,256
Provision for financial assets receivable	66,631	17,817	2,626	106,494	38,771	5,714
Provision for accounts receivable and contract assets	79,905	120,343	17,736	148,350	140,705	20,737
Provision (reversal) for contingent liabilities	397,614	(2,684)	(396)	556,957	91,668	13,510
Total operating costs and expenses	3,079,710	2,405,578	354,538	5,795,674	5,336,048	786,436
Income from operations	2,136,185	1,160,979	171,108	4,110,918	2,139,841	315,373
Interest income, net	73,265	28,370	4,181	141,039	62,355	9,190
Foreign exchange gain	108,449	15,442	2,276	110,572	23,829	3,512
Fair value change of derivatives	(170,407)	(20,306)	(2,993)	(170,407)	(65,273)	(9,620)
Gain on debt extinguishment	-	83,181	12,259	-	198,031	29,186
Other income, net	24,509	(175,156)	(25,815)	200,109	(125,747)	(18,533)
Income before income tax expense	2,172,001	1,092,510	161,016	4,392,231	2,233,036	329,108
Income taxes expense	(441,521)	(691,141)	(101,862)	(865,152)	(951,858)	(140,287)
Net income	1,730,480	401,369	59,154	3,527,079	1,281,178	188,821
Net loss attributable to noncontrolling interests	3,514	4,544	670	7,090	8,059	1,188
Net income attributable to ordinary shareholders of the Company	1,733,994	405,913	59,824	3,534,169	1,289,237	190,009
Net income per ordinary share attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	6.52	1.67	0.25	12.93	5.29	0.78
Diluted	6.38	1.64	0.24	12.59	5.23	0.77

Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	13.04	3.34	0.50	25.86	10.58	1.56
Diluted	12.76	3.28	0.48	25.18	10.46	1.54

Weighted average shares used in calculating net income per ordinary share
Basic	265,842,311	243,544,051	243,544,051	273,358,655	243,516,554	243,516,554
Diluted	271,838,718	247,221,838	247,221,838	280,821,385	246,653,086	246,653,086

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	2,622,004	1,085,112	159,926	5,427,689	3,182,482	469,040
Net cash (used in) provided by investing activities	(8,191,142)	(2,365,931)	(348,695)	(11,431,328)	41,310	6,088
Net cash provided by (used in) financing activities	1,995,605	(619,880)	(91,359)	7,444,676	(3,048,480)	(449,290)
Effect of foreign exchange rate changes	(29,290)	(23,547)	(3,471)	(34,411)	(35,598)	(5,247)
Net (decrease) increase in cash and cash equivalents	(3,602,823)	(1,924,246)	(283,599)	1,406,626	139,714	20,591
Cash, cash equivalents, and restricted cash, beginning of period	11,815,249	9,604,878	1,415,584	6,805,800	7,540,918	1,111,394
Cash, cash equivalents, and restricted cash, end of period	8,212,426	7,680,632	1,131,985	8,212,426	7,680,632	1,131,985

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Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Net income	1,730,480	401,369	59,154
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(119,202)	(19,102)	(2,815)
Other comprehensive income (loss)	(119,202)	(19,102)	(2,815)
Total comprehensive income	1,611,278	382,267	56,339
Comprehensive loss attributable to noncontrolling interests	3,514	4,544	670
Comprehensive income attributable to ordinary shareholders	1,614,792	386,811	57,009

	Six months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Net income	3,527,079	1,281,178	188,821
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(134,565)	(52,940)	(7,802)
Other comprehensive income (loss)	(134,565)	(52,940)	(7,802)
Total comprehensive income	3,392,514	1,228,238	181,019
Comprehensive loss attributable to noncontrolling interests	7,090	8,059	1,188
Comprehensive income attributable to ordinary shareholders	3,399,604	1,236,297	182,207

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,730,480	401,369	59,154
Add: Share-based compensation expenses	118,484	53,482	7,882
Non-GAAP net income	1,848,964	454,851	67,036
GAAP net income margin	33.2%	11.3%
Non-GAAP net income margin	35.4%	12.8%

Net income attributable to shareholders of Qfin Holdings, Inc.	1,733,994	405,913	59,824
Add: Share-based compensation expenses	118,484	53,482	7,882
Non-GAAP net income attributable to shareholders of Qfin Holdings, Inc.	1,852,478	459,395	67,706
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	135,919,359	123,610,919	123,610,919
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	12.76	3.28	0.48
Non-GAAP net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	13.63	3.72	0.55

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	2,136,185	1,160,979	171,108
Add: Share-based compensation expenses	118,484	53,482	7,882
Non-GAAP Income from operations	2,254,669	1,214,461	178,990
GAAP operating margin	41.0%	32.6%
Non-GAAP operating margin	43.2%	34.1%

	Six months ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	3,527,079	1,281,178	188,821
Add: Share-based compensation expenses	248,098	119,575	17,623
Non-GAAP net income	3,775,177	1,400,753	206,444
GAAP net income margin	35.6%	17.1%
Non-GAAP net income margin	38.1%	18.7%

Net income attributable to shareholders of Qfin Holdings, Inc.	3,534,169	1,289,237	190,009
Add: Share-based compensation expenses	248,098	119,575	17,623
Non-GAAP net income attributable to shareholders of Qfin Holdings, Inc.	3,782,267	1,408,812	207,632
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	140,410,693	123,326,543	123,326,543
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	25.18	10.46	1.54
Non-GAAP net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	26.94	11.42	1.68

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	4,110,918	2,139,841	315,373
Add: Share-based compensation expenses	248,098	119,575	17,623
Non-GAAP Income from operations	4,359,016	2,259,416	332,996
GAAP operating margin	41.5%	28.6%
Non-GAAP operating margin	44.0%	30.2%

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